UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2010

Commission File Number 0-28564

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three and six month periods ended June 30, 2010, QIAGEN N.V. prepared its quarterly report under United States Generally Accepted Accounting Principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: August 11, 2010

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended June 30, 2010

5

Exhibit 99.1

QIAGEN N.V. AND SUBSIDIARIES

U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2010

Financial Information

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2010 (unaudited) and December 31, 2009	2

Condensed Consolidated Statements of Income (unaudited) for the three months ended June 30, 2010 and 2009	4

Condensed Consolidated Statements of Income (unaudited) for the six months ended June 30, 2010 and 2009	5

Condensed Consolidated Statements of Comprehensive Income (unaudited) for the three and six months ended June 30, 2010 and 2009	6

Condensed Consolidated Statements of Changes in Equity (unaudited) for the six months ended June 30, 2010 and 2009	7

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2010 and 2009	8

Notes to Condensed Consolidated Financial Statements (unaudited)	9

Operating and Financial Review and Prospects	24

Quantitative and Qualitative Disclosures About Market Risk	31

Recent Authoritative Pronouncements	31

Application of Critical Accounting Policies, Judgments and Estimates	31

Contractual Obligations	32

Legal Proceedings	32

Risk Factors	32

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2010	December 31, 2009
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$844,209	$825,557
Short-term investments, stated at market value	74,000	40,000
Accounts receivable, net of allowance for doubtful accounts of $3,706 and $3,402 in 2010 and 2009, respectively	189,958	193,737
Income taxes receivable	14,714	12,907
Inventories, net	117,808	130,851
Prepaid expenses and other	80,456	96,893
Deferred income taxes	31,605	33,525

Total current assets	1,352,750	1,333,470

Long-Term Assets:
Property, plant and equipment, net	303,381	317,467
Goodwill	1,316,955	1,337,064
Intangible assets, net of accumulated amortization of $256,364 and $219,731 in 2010 and 2009, respectively	713,664	752,296
Deferred income taxes	29,202	26,387
Other assets	51,833	29,780

Total long-term assets	2,415,035	2,462,994

Total assets	$3,767,785	$3,796,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	June 30, 2010	December 31, 2009
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$49,007	$43,775
Accrued and other liabilities (of which $6,239 and $6,296 due to related parties in 2010 and 2009, respectively, see Note 16)	188,653	248,699
Income taxes payable	13,672	10,727
Current portion of long-term debt	50,977	50,000
Current portion of capital lease obligations	3,346	3,417
Deferred income taxes	16,356	18,912

Total current liabilities	322,011	375,530

Long-Term Liabilities:
Long-term debt (of which $445,000 in 2010 and 2009 due to related parties, see Note 8)	871,783	870,000
Capital lease obligations, net of current portion	24,353	27,554
Deferred income taxes	201,877	212,690
Other liabilities	13,218	19,521

Total long-term liabilities	1,111,231	1,129,765

Commitments and Contingencies (see Note 14)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—232,703 and 232,074 shares in 2010 and 2009, respectively	2,720	2,711
Additional paid-in capital	1,637,656	1,622,733
Retained earnings	687,112	615,579
Accumulated other comprehensive income	7,055	50,146

Total shareholders’ equity	2,334,543	2,291,169

Total liabilities and shareholders’ equity	$3,767,785	$3,796,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended June 30,
	2010	2009
	(unaudited)
Net sales	$262,718	$240,156
Cost of sales	89,912	80,656

Gross profit	172,806	159,500

Operating Expenses:
Research and development	29,423	24,950
Sales and marketing	66,255	59,039
General and administrative, integration and other	28,438	24,618
Acquisition-related intangible amortization	5,840	4,011

Total operating expenses	129,956	112,618

Income from operations	42,850	46,882

Other Income (Expense):
Interest income	1,501	678
Interest expense	(7,669)	(7,302)
Other income, net	2,858	778

Total other expense	(3,310)	(5,846)

Income before provision for income taxes	39,540	41,036
Provision for income taxes	1,020	10,107

Net income	$38,520	$30,929

Basic net income per common share	$0.17	$0.16

Diluted net income per common share	$0.16	$0.15

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Six Months Ended June 30,
	2010	2009
	(unaudited)
Net sales	$527,082	$461,089
Cost of sales	181,064	155,140

Gross profit	346,018	305,949

Operating Expenses:
Research and development	61,021	50,593
Sales and marketing	130,690	115,137
General and administrative, integration and other	54,778	48,406
Acquisition-related intangible amortization	11,998	7,902

Total operating expenses	258,487	222,038

Income from operations	87,531	83,911

Other Income (Expense):
Interest income	2,190	1,863
Interest expense	(13,923)	(14,732)
Other income, net	5,093	2,558

Total other expense	(6,640)	(10,311)

Income before provision for income taxes	80,891	73,600
Provision for income taxes	9,358	17,987

Net income	$71,533	$55,613

Basic net income per common share	$0.31	$0.28

Diluted net income per common share	$0.30	$0.27

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, unaudited)

	Three Months Ended June 30,
	2010	2009
Net income	$38,520	$30,929
Unrealized gain (loss) on hedging contracts	17,288	(11,584)
Realized (gain) loss on hedging contracts	(14,569)	10,805
Foreign currency translation (loss) gain adjustments	(26,531)	34,689
Deferred taxes recognized directly in equity	596	(3,461)

Total comprehensive income, net of tax	$15,304	$61,378

	Six Months Ended June 30,
	2010	2009
Net income	$71,533	$55,613
Unrealized gain (loss) on hedging contracts	28,035	(5,331)
Realized (gain) loss on hedging contracts	(24,770)	304
Foreign currency translation (loss) gain adjustments	(47,570)	15,869
Deferred taxes recognized directly in equity	1,214	(1,498)

Total comprehensive income, net of tax	$28,442	$64,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, unaudited)

	Common Shares		Additional Paid-In	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Capital
BALANCE AT DECEMBER 31, 2009	232,074	$2,711	$1,622,733	$615,579	$50,146	$2,291,169

Net income	—	—	—	71,533	—	71,533
Proceeds from subscription receivables	—	—	490	—	—	490
Unrealized gain, net on hedging contracts	—	—	—	—	19,498	19,498
Realized (gain), net on hedging contracts	—	—	—	—	(17,375)	(17,375)
Translation adjustment, net	—	—	—	—	(45,214)	(45,214)
Issuance of common shares in connection with stock plan	629	9	6,589	—	—	6,598
Share-based compensation	—	—	6,308	—	—	6,308
Tax benefit of employee stock plans	—	—	1,536	—	—	1,536

BALANCE AT JUNE 30, 2010	232,703	$2,720	$1,637,656	$687,112	$7,055	$2,334,543

	Common Shares		Additional Paid-In	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Capital
BALANCE AT DECEMBER 31, 2008	197,839	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income	—	—	—	55,613	—	55,613
Proceeds from subscription receivables	—	—	479	—	—	479
Unrealized (loss), net on hedging contracts	—	—	—	—	(3,735)	(3,735)
Realized loss, net on hedging contracts	—	—	—	—	213	213
Translation adjustment, net	—	—	—	—	12,836	12,836
Issuance of common shares in connection with stock plan	1,158	16	11,473	—	—	11,489
Stock issued from conversion of warrants	—	—	1	—	—	1
Share-based compensation	—	—	5,003	—	—	5,003
Tax benefit of employee stock plans	—	—	(1,129)	—	—	(1,129)

BALANCE AT JUNE 30, 2009	198,997	$2,228	$974,492	$533,425	$24,469	$1,534,614

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2010	2009
	(unaudited)
Cash Flows From Operating Activities:
Net income	$71,533	$55,613
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	26,431	22,130
Amortization of purchased intangible assets	42,350	34,079
Share-based compensation:
Share-based compensation expense	6,308	5,003
Excess tax benefits from share-based compensation	(1,536)	(1,450)
Deferred income taxes	(15,578)	(19,029)
Other	(514)	1,742
Net changes in operating assets and liabilities:
Accounts receivable	(5,613)	(6,677)
Inventories	967	(10,605)
Accounts payable	6,589	(9,930)
Accrued and other liabilities	(51,831)	(1,024)
Other	(2,626)	17,595

Net cash provided by operating activities	76,480	87,447

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(35,382)	(22,816)
Proceeds from sale of equipment	1,348	78
Purchases of intangible assets	(25,802)	(3,844)
Purchases of short-term investments	(74,000)	—
Sale of short-term investments	40,000	—
Proceeds from sale of investment in privately held company	14,925	—
Cash paid for acquisitions, net of cash acquired	(25,005)	(3,884)

Net cash used in investing activities	(103,916)	(30,466)

Cash Flows From Financing Activities:
Principal payments on capital leases	(1,631)	(1,420)
Proceeds from long-term debt	3,016	—
Proceeds from subscription receivables	490	479
Excess tax benefits from share-based compensation	1,536	1,450
Issuance of common shares	6,598	11,489
Other financing activities	124	(115)

Net cash provided by financing activities	10,133	11,883

Effect of exchange rate changes on cash and cash equivalents	35,955	(11,866)
Net increase in cash and cash equivalents	18,652	56,998
Cash and cash equivalents, beginning of period	825,557	333,313

Cash and cash equivalents, end of period	$844,209	$390,311

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations but does not have control, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

In connection with recent acquisitions and internal restructurings, the Company has determined it operates as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. The Company’s chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, the Company shares the common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, the Company operates and makes decisions as one reporting unit.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

In January 2010, the FASB has issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements for previously required disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted these updates in 2010 without any impact.

In February 2010, the FASB has issued ASU 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds. The amendments in the ASU defer the effective date of certain amendments to the consolidation requirements of ASC Topic 810, Consolidation, resulting from the issuance of FASB Accounting Standard No. 167, Amendments to FASB Interpretation 46(R). Specifically, the amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity that has all the attributes of an investment company; or for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. The ASU does not defer the disclosure requirements in the Statement 167 amendments to Topic 810. The amendments in this ASU are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. Early application is not permitted. The Company adopted these updates in 2010 without any impact.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The guidance in the ASU was effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events (i.e., the date the financial statements were issued). The Company adopted these updates in 2010 without any impact.

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. The ASU is the result of the FASB’s review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB’s original intent. The FASB believes the amendments do not fundamentally change U.S. GAAP. However, certain clarifications on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and special transition provisions are provided for those amendments. The ASU contains various effective dates. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance on accounting for income taxes in a reorganization (Subtopic 852-740) apply to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after the date this ASU was issued. The Company adopted the update in 2010 without any impact.

Recently Issued Accounting Standards

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

In April 2010, the FASB issued ASU No. 2010-12, Income Taxes (Topic 740). This Update codifies an SEC Staff Announcement relating to accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). Questions had arisen about the effect, if any, of the two different signing dates. The SEC has concluded that the two Acts, when taken together, represent the current health care reforms as passed by U.S. Congress and signed by the U.S. President and therefore would not object to the view that the two Acts should be considered together for accounting purposes. As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the sales of all taxable medical devices occurring in the U.S. after December 31, 2012. While the Company continues to evaluate the impact of the Acts, at the present time, the Company expects a net positive impact from the legislation due to the expected increase in net sales resulting from increased health coverage, which will be partially offset by the excise tax.

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

3. Share-Based Payments

The Company issues share-based awards under the QIAGEN N.V. Amended and Restated 2005 Stock Plan. The Company had approximately 14.6 million common shares reserved and available for issuance under this Plan at June 30, 2010. In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 5.0 million common shares of the Company had been reserved for issuances under these plans of which 0.4 million shares remain reserved and available for issuance as of June 30, 2010.

Stock Options

Generally, granted stock options vest over a three-year period. To date, the exercise price of all granted options has been set at the closing market price on the grant date or a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. The Company estimates the forfeiture rate based on historical forfeiture experience. For 2010, the estimated weighted average forfeiture rate was 7.2%. During the three and six month periods ended June 30, 2010, the Company granted options to purchase 223,867 and 487,327 common shares, respectively. During the three and six month periods ended June 30, 2009, the Company granted options to purchase 195,342 and 484,314 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three and six month periods ended June 30, 2010 and 2009:

	Three Months Ended June 30,
	2010	2009
Stock price volatility	31.57%	38.15%
Risk-free interest rate	2.02%	2.30%
Expected life (in years)	4.58	4.79
Dividend rate	0%	0%

	Six Months Ended June 30,
	2010	2009
Stock price volatility	31.12%	40.40%
Risk-free interest rate	2.26%	2.13%
Expected life (in years)	4.92	5.01
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of June 30, 2010 and changes during the six months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at December 31, 2009	8,281,559	$14.743
Granted	487,327	$21.708
Exercised	(542,316)	$12.619
Forfeited and cancelled	(428,828)	$34.747

Outstanding at June 30, 2010	7,797,742	$14.226	4.13	$46,011

Exercisable at June 30, 2010	6,850,625	$13.434	3.43	$45,210

Vested and expected to vest at June 30, 2010	7,706,586	$14.155	4.06	$45,974

The weighted average grant-date fair value of options granted during the three and six months ended June 30, 2010 was $6.30 and $6.60, respectively. For the three and six months ended June 30, 2010, options to purchase 282,227 and 542,316 common shares, respectively, were exercised. The total intrinsic value of options exercised during the three and six months ended June 30, 2010 was $2.6 million and $5.2 million, respectively. The weighted average grant-date fair value of options granted during the three and six months ended June 30, 2009 was $6.35 and $6.33, respectively. For the three and six months ended June 30, 2009, options to purchase 686,159 and 1,122,995 common shares, respectively, were exercised. The total intrinsic value of options exercised during the three and six months ended June 30, 2009 was $5.0 million and $7.6 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards was approximately $4.7 million as of June 30, 2010 and is expected to be recognized over a weighted average period of approximately 2.14 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a ratable basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. For 2010, pre-vesting forfeitures were estimated to be approximately 7.2%. At June 30, 2010, there was $54.7 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.69 years. The weighted average grant date fair value of restricted stock units granted during the second quarter of 2010 was $21.08.

A summary of the Company’s restricted stock units as of June 30, 2010 is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at December 31, 2009	3,039,157
Granted	1,475,663
Released	(108,762)
Forfeited and cancelled	(26,231)

Outstanding at June 30, 2010	4,379,827	3.53	$84,180

Vested and expected to vest at June 30, 2010	3,506,568	3.43	$67,396

Compensation Expense

Total share-based compensation expense for the three and six months ended June 30, 2010 and 2009 is comprised of the following:

	Three Months Ended June 30,
Compensation Expense (in thousands)	2010	2009
Cost of sales	$276	$245
Research and development	616	528
Sales and marketing	817	675
General and administrative, integration and other	2,019	1,366

Share-based compensation expense before taxes	3,728	2,814
Less: income tax benefit	1,090	866

Net share-based compensation expense	$2,638	$1,948

	Six Months Ended June 30,
Compensation Expense (in thousands)	2010	2009
Cost of sales	$450	$454
Research and development	983	968
Sales and marketing	1,339	1,205
General and administrative, integration and other	3,536	2,376

Share-based compensation expense before taxes	6,308	5,003
Less: income tax benefit	1,831	1,551

Net share-based compensation expense	$4,477	$3,452

No compensation cost was capitalized in inventory in 2010 or 2009 as the amounts were not material.

4. Net Income Per Common Share

Net income per common share for the three and six months ended June 30, 2010 and 2009 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended June 30,
(in thousands)	2010	2009
Weighted average number of common shares used to compute basic net income per common share	232,579	198,668
Dilutive effect of warrants	5,999	2,845
Dilutive effect of stock options and restricted stock units	3,058	2,272

Weighted average number of common shares used to compute diluted net income per common share	241,636	203,785

Outstanding options and awards having no dilutive effect, not included in above calculation	1,146	3,501

Outstanding warrants having no dilutive effect, not included in above calculation	20,468	23,621

	Six Months Ended June 30,
(in thousands)	2010	2009
Weighted average number of common shares used to compute basic net income per common share	232,394	198,386
Dilutive effect of warrants	6,267	2,805
Dilutive effect of stock options and restricted stock units	3,119	2,285

Weighted average number of common shares used to compute diluted net income per common share	241,780	203,476

Outstanding options and awards having no dilutive effect, not included in above calculation	1,068	3,551

Outstanding warrants having no dilutive effect, not included in above calculation	20,200	23,662

5. Acquisitions

2010 Acquisitions

In January 2010, the Company acquired 100% of the shares of ESE GmbH, a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE has pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. The Company has demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by the Company’s existing testing technologies, including the HDA and tHDA isothermal assay systems. Upon closing of the transaction, an upfront payment of EUR 9.4 million (approximately $13.5 million) was paid to the sellers, and an amount of EUR 2.0 million is retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Furthermore, the Share Purchase Agreement provides for potential milestone payments depending on the accomplishment of revenue targets for the years 2011 to 2013 in the total amount of EUR 3.3 million (approximately $4.0 million at June 30, 2010).

In April 2010, the Company acquired the food market business of IFP, a Berlin based company which sells food, veterinary and environmental quality control assays. The transaction was an asset purchase of primarily patents, know-how, intellectual property rights and customer data related to the business. The Company and IFP have entered into license and contract manufacturing agreements under which IFP will perform the production for QIAGEN. Upon closing of the transaction, an upfront payment of $8.3 million was paid to IFP. Another portion of the upfront payment in the amount of $0.7 million is due after the signing of the contract manufacturing and collaboration agreements. Furthermore, the Asset Purchase Agreement includes potential milestone payments related to the market introduction of new products of up to $1.0 million and depending on the accomplishment of revenue targets for a five-year timeframe of up to $2.4 million.

6. Investments and Variable Interest Entities

Investments—The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s influence. The Company monitors changes in circumstances that may require a reassessment of the level of influence. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

Variable Interest Entities—FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself.

The Company also has 100% interest in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 8 below.

7. Derivatives and Hedging and Fair Value Measurements

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet, measures those instruments at fair value and recognizes the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

As of June 30, 2010, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2010, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 8) and which qualify for hedge accounting as cash- flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income or expense as they effectively constitute the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at June 30, 2010 of approximately $0.6 million and $0.2 million, which are included in other long-term assets and in other long term liabilities, respectively. As of December 31, 2009, the contracts had a fair market value of $5.7 million, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company was party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 8) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of June 30, 2010 and December 31, 2009, which mature in November 2012 and had fair market values of $5.6 million, included in other long-term assets at June 30, 2010, and $16.7 million, included in other long-term liabilities at December 31, 2009 in the accompanying consolidated balance sheets, respectively.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at June 30, 2010, an aggregate notional value of approximately $191.7 million and fair values of $2.7 million and $1.1 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through April 2011. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately $200.1 million and fair values of $0.9 million and $7.7 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2010. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps, which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt and qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of June 30, 2010 had an aggregate fair value of $4.7 million, of which $0.8 million is recorded in accrued and other liabilities and $3.9 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2009, these swaps had an aggregate fair value of $6.3 million, of which $2.1 million is recorded in accrued and other liabilities and $4.2 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of June 30, 2010 and December 31, 2009:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	6/30/2010	12/31/2009	6/30/2010	12/31/2009
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(4,723)	$(6,274)
Foreign exchange contracts	6,286	—	(243)	(22,495)

Total derivative instruments designated as hedges	$6,286	$—	$(4,966)	$(28,769)

Undesignated derivative instruments
Foreign exchange contracts	$2,707	$947	$(1,141)	$(7,690)

Total derivative instruments	$8,993	$947	$(6,107)	$(36,459)

In the accompanying consolidated balance sheets, derivative instruments designated as hedges are included in other long-term liabilities, and undesignated derivative instruments are included in prepaid and other assets and accrued and other liabilities.

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on the Company’s derivative instruments for the three and six month periods ended June 30, 2010 and 2009:

Three months ended June 30, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Cash-flow hedges
Interest rate contracts	$1,079	Interest expense	$—	n/a
Foreign exchange contracts	16,210	Other income, net	(14,569)	n/a

Total	$17,289		$(14,569)	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$7,627

Six months ended June 30, 2010 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Cash-flow hedges
Interest rate contracts	$1,552	Interest expense	$—	n/a
Foreign exchange contracts	26,484	Other income, net	(24,770)	n/a

Total	$28,036		$(24,770)	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$15,805

Three months ended June 30, 2009 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$1,462	Interest expense	$—	n/a
Foreign exchange contracts	(13,046)	Other income, net	10,805	n/a

Total	$(11,584)		$10,805	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(5,008)

Six months ended June 30, 2009 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$(131)	Interest expense	$—	n/a
Foreign exchange contracts	(12,071)	Other income, net	7,177	n/a

Total	$(12,202)		$7,177	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(4,968)

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

Fair Value Measurements

The Company’s assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table above. In determining fair value for derivative contracts, the Company applies a market approach, using quoted active market prices relevant to the particular contract under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

The following table presents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2010 and December 31, 2009:

	As of June 30, 2010				As of December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$74,000	$—	$—	$74,000	$40,000	$—	$—	$40,000
Foreign exchange contracts	—	8,993	—	8,993	—	947	—	947

	$74,000	$8,993	$—	$82,993	$40,000	$947	$—	$40,947

Liabilities:
Foreign exchange contracts	$—	$1,384	$—	$1,384	$—	$30,185	$—	$30,185
Interest rate contracts	—	4,723	—	4,723	—	6,274	—	6,274

	$—	$6,107	$—	$6,107	$—	$36,459	$—	$36,459

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company’s long-term debt as disclosed in Note 8 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the quarters ended June 30, 2010 and 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

8. Debt

The Company has six separate lines of credit with aggregate borrowing availability of approximately $160.1 million with variable interest rates, of which insignificant amounts were utilized at June 30, 2010 and December 31, 2009. At June 30, 2010 and December 31, 2009, total debt was approximately $922.8 million and $920.0 million, respectively, $51.0 million of which was current. Total debt consisted of the following:

(in thousands)	June 30, 2010	December 31, 2009
$500 million note payable bearing interest at LIBOR plus a variable margin ranging from 0.648% to 0.754%, and 0.631% to 1.068% at June 30, 2010 and December 31, 2009, respectively, due on July 12, 2012	$475,000	$475,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.94% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.16% due in July 2011	145,000	145,000
R&D-related loan bearing interest at 3.50% due in June 2019 with repayments starting in 2011	2,760	—

Total long-term debt	922,760	920,000
Less current portion	50,977	50,000

Long-term portion	$871,783	$870,000

In April 2010, the Company made the first draw down in the amount of $2.8 million under a loan which can be utilized for up to EUR 12.7 million to finance R&D projects of the Company in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments starting in 2011.

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company a term loan, a bridge loan, which was utilized and repaid in the third quarter of 2007, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with repayment beginning in July 2009. In July 2009 and July 2010, $25.0 million and $50.0 million were repaid, respectively. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at June 30, 2010. The fair value of the note payable approximated its carrying value at June 30, 2010.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At June 30, 2010 and December 31, 2009, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.94% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at June 30, 2010 was approximately $348.4 million. The Company has reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes due in 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At June 30, 2010 and December 31, 2009, $145.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 2.16% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at June 30, 2010 was approximately $228.8 million. The Company has reserved 11.5 million common shares for issuance in the event of conversion.

9. Inventories

The components of inventories consist of the following as of June 30, 2010 and December 31, 2009:

(in thousands)	June 30, 2010	December 31, 2009
Raw materials	$23,722	$33,172
Work in process	31,449	39,856
Finished goods	62,637	57,823

Total inventories	$117,808	$130,851

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of June 30, 2010 and December 31, 2009:

	June 30, 2010		December 31, 2009
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$243,208	$(74,429)	$246,535	$(69,380)
Developed technology	463,863	(129,567)	461,507	(108,374)
Customer base, trademarks and in-process R&D	262,957	(52,368)	263,985	(41,977)

	$970,028	$(256,364)	$972,027	$(219,731)

Unamortized Intangible Assets:
Goodwill	$1,316,955		$1,337,064

The changes in the carrying amount of goodwill for the six months ended June 30, 2010 resulted primarily from foreign currency translation.

For the three and six month periods ended June 30, 2010, amortization expense on intangible assets totaled approximately $23.4 million and $46.6 million, compared to $19.0 million and $37.5 million for the three and six month periods ended June 30, 2009. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands) Year	Annual Amortization
2011	$91,925
2012	$88,006
2013	$86,004
2014	$82,333
2015	$80,467

11. Income Taxes

Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 43%. The provision for income taxes is based upon the estimated annual effective tax rates.

In the second quarters of 2010 and 2009, the effective tax rates were 3% and 24%, respectively. In the six-month periods ended June 30, 2010 and 2009, the effective tax rates were 12% and 24%, respectively. In 2010, an increasing portion of pre-tax income is estimated to be attributable to subsidiaries with lower effective tax rates, as compared to the same period of 2009. The lower estimated annualized effective rate for the period ended June 30, 2010 is primarily related to lower estimated pre-tax income in the U.S. and the substantial impact of discrete events (25%) for the second quarter 2010 as compared to the second quarter 2009 (3.5%). As a result of internal restructuring related to the foreign subsidiaries acquired in a previous acquisition, a one-time deduction for bad debt and worthless stock was realized during the second quarter of 2010 and resulted in a $12.0 million tax benefit.

The Company assesses uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Tax. At June 30, 2010, the Company’s net unrecognized tax benefits totaled approximately $9.4 million which, if recognized, would favorably affect our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.7 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004. The Company has undistributed earnings in foreign subsidiaries. In some jurisdictions, the Company would be subject to tax upon repatriation of those earnings, in the form of dividends or otherwise. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been made. In other cases, the Company has accrued for such taxes. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all of its undistributed foreign earnings.

12. Accumulated Other Comprehensive Income

The following table is a summary of the components of accumulated other comprehensive income as of June 30, 2010 and December 31, 2009:

(in thousands)	June 30, 2010	December 31, 2009
Net unrealized (loss) on hedging contracts, net of tax of $1.6 million and $2.7 million in 2010 and 2009, respectively	$(3,203)	$(5,326)
Net unrealized gain on pension, net of tax of $50,000 in 2010 and 2009	118	118
Foreign currency effects from intercompany long-term investment transactions, net of tax of $4.3 million and $1.9 million in 2010 and 2009, respectively	12,265	7,465
Foreign currency translation adjustments	(2,125)	47,889

Accumulated other comprehensive income	$7,055	$50,146

13. Supplemental Cash Flow Information

Supplemental cash flow information for the six months ended June 30, 2010 and 2009 is as follows:

	Six Months Ended June 30,
(in thousands)	2010	2009
Cash paid for:
Interest	$10,619	$12,593
Income taxes	$16,904	$12,324
Non-cash Activities:
Equipment purchased through capital lease	$333	$180

14. Commitments and Contingencies

Contingent Acquisition-Related Obligations

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $93.0 million based on the achievement of certain revenue and operating results milestones as follows: $15.6 million in 2010, $15.9 million in 2011, $15.7 million in 2012, and $45.8 million payable in any 12-month period from now until 2014 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $93.0 million total contingent obligation, approximately $40.2 million is accrued as of June 30, 2010.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of June 30, 2010 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the six-month period ended June 30, 2010 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2009	$3,468
Provision charged to income	434
Usage	(186)
Adjustments to previously provided warranties, net	(99)
Foreign currency translation	(186)

BALANCE AT JUNE 30, 2010	$3,431

Preacquistion Contingencies

In connection with certain of the Company’s acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $36.8 million as of June 30, 2010 ($37.1 million as of December 31, 2009). In addition, the Company has recorded $40.2 million for preacquistion contingencies as a liability under accrued and other liabilities as of June 30, 2010 ($40.8 million as of December 31, 2009).

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of June 30, 2010, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees, and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. The Court’s ruling is currently pending. QIAGEN will vigorously pursue this matter.

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett Life Science Pty. Ltd. (Corbett) in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the court dismissed the case against Corbett. MBI amended its complain on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. QIAGEN will vigorously defend the matter.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Düsseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Düsseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due December 27, 2010. The hearing date is set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. By Memorandum and Order dated April 15, 2010, the U.S. District Judge has granted Abbott’s motion to compel arbitration but has denied the anti-suit injunction. On April 21, 2010, Abbott contacted QIAGEN seeking to initiate the arbitration proceedings by confirming an arbitrator, and on May 6, 2010, the arbitrator was confirmed. The parties further agreed to conduct the arbitration on September 15-16, 2010 in Philadelphia, Pennsylvania. Abbott has stated that it will seek damages in the arbitration for harm to Abbott caused by QIAGEN’s termination of the agreement. QIAGEN asserts that the termination was proper and will vigorously pursue this matter.

Roche Molecular Systems, Inc v. DxS Ltd.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleged that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche had also filed a motion for preliminary injunction in which it asked the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. Roche amended its complaint adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. Before the scheduled jury trial, parties entered into a settlement agreement whereby they released each other from and dismissed all mutual claims. The matter was thereby closed.

15. Segment and Related Information

During the first quarter of 2010, the Company determined that it operates as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of the Company’s continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, the Company’s chief operating decision maker (CODM) transitioned to making decisions with regards to business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. This change in decision making process has evolved with our continued growth as a Company. Because the Company has expanded in recent years into the molecular diagnostics and life sciences markets, with revenues derived from the Company’s entire product and service offerings, it is not practicable to provide financial information for each group of similar products and services offered by the Company, or for each customer group, as full discrete financial information for each of these is not available. Accordingly, the Company operates as one reporting segment.

16. Related Party Transactions

From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in sum immaterial except for certain transactions as discussed below.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 8, QIAGEN Finance and Euro Finance are variable interest entities, however QIAGEN N.V. does not hold a variable interest in these entities, and they have no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of June 30, 2010 and December 31, 2009, the Company had a loan payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $3.3 million and amounts receivable from QIAGEN Finance and $2.3 million for both periods. As of June 30, 2010 and December 31, 2009, the Company had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.9 million and $3.0 million, respectively, and amounts receivable of $1.6 million for both periods.

17. Subsequent Events

In July 2010, the Company paid the current portion of long-term debt of $50.0 million which was part of the $500.0 million term loan that will mature in 2012 (see Note 8).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report and any documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Consequently, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed under the heading “Risk Factors”, which could materially affect our business, financial condition or future results of operations. The risks described are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered benchmark standards in areas such as pre-analytical sample preparation and assay solutions in molecular diagnostics, research for life sciences, and applied testing.

We have developed consumable products and automated solutions that sell these products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also have specialized independent distributors and importers. We employ more than 3,500 people in over 30 locations worldwide.

Since 2005, we have had a compound annual growth rate of approximately 21% in net sales and 23% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•	In April 2010, we acquired the food market business of IFP, a privately-held Berlin, Germany based company which sells food, veterinary and environmental quality control assays.

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In January 2010, we acquired ESE GmbH, a privately-held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices located in Germany. ESE’s fluorescence detection systems for point of need testing in healthcare and applied testing (e.g. veterinary, food, environmental, biodefense testing) enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

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In December 2009, we acquired SABiosciences Corporation, located in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in the development of future drugs and diagnostics.

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In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. DxS Ltd. is a pioneer in development and marketing of companion diagnostics which enable physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective. Through this acquisition, we acquired a portfolio of molecular diagnostic assays and related intellectual property as well as a deep pipeline of already signed or planned companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe that we can take a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

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In October 2008, we acquired all assets of the Biosystems Business from Biotage AB, a publicly-listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

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In July 2008, we acquired 82.5% of Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reactions (PCR) which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result. In July 2008, we also acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

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In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner.

On a consolidated basis, operating income decreased to $42.8 for the three month period ended June 30, 2010 from $46.9 million for the same period in 2009 and in the six month period ended June 30, 2010 increased to $87.5 million from $83.9 million in the same period for 2009. Our operating income was impacted by growth in consumable and instrument product sales which experienced growth of 8% and 9% in the quarter ended June 30, 2010, as compared to 5% and 66% in the quarter ended June 30, 2009, respectively. Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

During the first quarter of 2010, we determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, our chief operating decision maker (CODM) has now transitioned to making decisions with regards to business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. This change in decision making process has evolved with our continued growth as a Company. Because we have expanded in recent years into the molecular diagnostics and life sciences markets, with revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services offered or for each customer group, as full discrete financial information for each of these is not available. Accordingly, we operate as one reporting segment. However, we will provide certain revenue information by customer class in order to provide better insight into our operations. This information is gathered using certain assumptions in order to allocate revenue amongst the customer classes.

On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the U.S. sales of all taxable medical devices occurring after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation due to the expected increase in net sales resulting from increased health coverage, which will be partially offset by the excise tax.

Three and Six-Month Periods Ended June 30, 2010 Compared to Three and Six-Month Periods Ended June 30, 2009

Net Sales

In the second quarter of 2010, net sales increased by 9% to $262.7 million, compared to $240.2 million in the second quarter of 2009. The increase in second quarter sales includes organic growth (5%) and sales from our recently acquired businesses (7%), partially offset by the negative impacts of foreign currency exchange rates and the third quarter 2009 divestiture of our subsidiary in Austria (3%).

In the six month period ended June 30, 2010, net sales increased 14% to $527.1 million, compared to $461.1 million in the same period of 2009. The increase in sales in the first half of 2010 includes organic growth (8%) and sales from our recently acquired businesses (6%) and a positive impact of foreign currency exchange rates (2%), partially offset by the negative impact of the third quarter 2009 divestiture of our subsidiary in Austria (2%).

The increase in sales was the result of an increase in sales of our consumable products, which represented approximately 85% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 8% and 9%, respectively, in the second quarter of 2010, as compared to the same period in 2009. In 2009, we experienced higher sales volumes of certain H1N1-related products which were not repeated in 2010. The effects of these H1N1-related sales in the second quarter of 2009 are estimated to have been about 5% of total revenues. Additionally, in 2010, we are observing some lower volumes of molecular diagnostic assay sales which appear to be related to decreasing visits to healthcare providers.

The overall net sales growth was spread across all customer classes. In molecular diagnostics, which represents approximately 47% of our net sales, we experienced 11% growth in the second quarter of 2010 as compared to the second quarter of 2009. In academia, which represents approximately 24% of our net sales, we experienced 5% growth in the second quarter of 2010 as compared to the second quarter of 2009, in part due to increased purchases using stimulus funds. We expect that this positive impact from the stimulus package will continue into 2011. In Pharma, which represents approximately 22% of our net sales, we experienced 10% growth in the second quarter of 2010 as compared to the second quarter of 2009. In applied testing, which represents approximately 7% of our net sales, we experienced 14% growth in the second quarter of 2010 as compared to the second quarter of 2009.

We expect further growth following the introduction of new products and instrumentation platforms. We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2010 to date, we launched 19 new products in the area of sample and assay technologies.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by $3.2 million in currency effects for the three months ended June 30, 2010 and positively impacted by $8.5 million in currency effects for the six months ended June 30, 2010, as compared to the same periods in 2009.

The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth could be adversely effected and may be lower than our historical growth.

Gross Profit

Gross profit was $172.8 million (66% of net sales) in the three month period ended June 30, 2010, as compared to $159.5 million (66% of net sales) in the comparable 2009 period. The absolute dollar increase in 2010 compared to 2009 is attributable to the increase in net sales. Our consumable products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $15.3 million in the second quarter of 2010, as compared to $13.2 million in the comparable 2009 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of new acquisitions.

Gross profit for the six month period ended June 30, 2010 was $346.0 million (66% of net sales), as compared to $305.9 million (66% of net sales) for the same period in 2009.

Research and Development

Research and development expenses increased by 18% to $29.4 million (11% of net sales) in the second quarter of 2010, compared to $24.9 million (10% of net sales) in the same period of 2009. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. The increase in research and development expense was positively affected by $0.8 million of currency impact in the second quarter of 2010 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

For the six month period ended June 30, 2010, research and development expenses increased by 21% to $61.0 million (12% of net sales), compared to $50.6 million (11% of net sales) for the same period in 2009.

Sales and Marketing

Sales and marketing expenses increased by 12% to $66.3 million (25% of net sales) in the second quarter of 2010 from $59.0 million (25% of net sales) in the same period of 2009. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the second quarter of 2010, as compared to the same period of 2009, is primarily due to our acquisitions of DxS and SAB in September and December of 2009, respectively. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was positively affected by $0.8 million of currency impact in the second quarter of 2010 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

Sales and marketing expenses increased by 14% to $130.7 million (25% of net sales) in the six month period ended June 30, 2010 from $115.1 million (25% of net sales) in the comparable period in 2009.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs increased by 16% to $28.4 million (11% of net sales) in the second quarter of 2010 from $24.6 million (10% of net sales) in the second quarter of 2009. The increase in these expenses in the second quarter of 2010 is primarily the result of increased general and administrative expenses related to our new businesses acquired in 2009, partially offset by lower integration costs. We have continued to incur integration costs for businesses acquired and such costs totaled approximately $3.8 million in the second quarter of 2010, as compared to $2.6 million in the same period of 2009. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs decreased by $0.5 million due to currency impact in the second quarter of 2010, as compared to the same period of 2009. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2010. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

During the six months ended June 30, 2010, we recorded general and administrative, business integration, restructuring and related costs of $54.8 million, as compared to $48.4 million in the same period of 2009.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the three months ended June 30, 2010, the amortization expense on acquisition-related intangibles within operating expense increased to $5.8 million, compared to $4.0 million in the same period of 2009. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

During the six months ended June 30, 2010, we recorded amortization expense on acquisition-related intangibles within operating expense of $12.0 million, as compared to $7.9 million in the same period of 2009.

Other Income (Expense)

Total other expense was $3.3 million and $6.6 million in the three and six month periods ended June 30, 2010, as compared to other expense of $5.8 million and $10.3 million in the same periods of 2009, respectively. The decrease in total other expense in the three and six month periods ended June 30, 2010 as compared to the same periods ended June 30, 2009 is primarily due to increased interest income and other income in the first half of 2010.

For the three and six month periods ended June 30, 2010, interest income increased to $1.5 million and $2.2 million from $0.7 million and $1.9 million in the same periods of 2009, respectively. The increase in interest income was due primarily to changing interest rates.

Interest expense increased to $7.7 million and decreased to $13.9 million in the three and six month periods ended June 30, 2010, from $7.3 and $14.7 million in the same periods of 2009, respectively. Interest costs primarily resulted from our long-term debt as discussed in Note 8 in the accompanying notes to the condensed consolidated financial statements. The changes in the balances relate primarily to foreign currency fluctuations for the current year periods as compared to the same periods in the prior years.

The increase in other income in the three and six month periods ended June 30, 2010 as compared to the same periods in 2009 was primarily due to favorable effects from foreign currency gains of $1.7 million and $3.8 million, in the three and six month periods ended June 30, 2010, respectively. Additionally, in the second quarter of 2010, we recorded higher income from equity-method investees, while in the second quarter of 2009 we realized a $1.1 million loss on the write-off of non-operating assets,

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 43%.

In the second quarters of 2010 and 2009, our effective tax rates were 3% and 24% respectively. In the six-month periods ended June 30, 2010 and 2009, our effective tax rates were 12% and 24%, respectively. The provision for income taxes is based upon the estimated annual effective tax rates. In 2010, an increasing portion of pre-tax income is estimated to be attributable to subsidiaries with lower effective tax rates, as compared to the same period of 2009. The lower estimated annualized effective rate for the period ended June 30, 2010 is primarily related to lower estimated pre-tax income in the U.S. and the substantial impact of discrete events of (25%) for the second quarter 2010 as compared to 2009 (3.5%). As a result of internal restructuring related to the foreign subsidiaries acquired in a previous acquisition, a one time deduction for bad debt and worthless stock was realized during the second quarter of 2010 and resulted in a $12.0 million tax benefit.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of June 30, 2010 and December 31, 2009, we had cash and cash equivalents of $844.2 million and $825.6 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At June 30, 2010, cash and cash equivalents had increased by $18.7 million from December 31, 2009 primarily due to cash used in investing activities of $103.9 million, offset by cash provided by operating activities of $76.5 million and financing activities of $10.1 million. As of June 30, 2010 and December 31, 2009, we had working capital of $1,030.7 million and $957.9 million, respectively.

Operating Activities. For the periods ended June 30, 2010 and 2009, we generated net cash from operating activities of $76.5 million and $87.4 million, respectively. Cash provided by operating activities decreased in 2010 compared to the same period of 2009 primarily due to a net decrease in working capital accounts partially offset by increases in net income and amortization of purchased intangibles. The net decrease in net working capital accounts includes a decrease in accrued and other liabilities in 2010 which reflects the payment of accrued personnel costs which were accrued as of December 31, 2009. The increase in net income is primarily attributable to our sales growth. The increase in amortization of purchased intangibles results primarily from our acquisitions late in 2009. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $103.9 million of cash was used in investing activities during the period ended June 30, 2010, compared to $30.5 million for the period ended June 30, 2009. Investing activities during the first half of 2010 consisted principally of $74.0 million invested in short-term investments, cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S. as well as cash paid for acquisitions and intangible assets. During the first half of 2010, cash paid for acquisitions, net of cash acquired totaled $25.0 million and includes cash paid for acquisitions made in 2010 as well as milestone payments from previous acquisitions. In January 2010, we acquired ESE GmbH, a privately-held developer and manufacturer of UV and fluorescence optical measurement devices based in Stockach, Germany, for an upfront purchase price of EUR 9.4 million ($13.5 million) in cash and potential future milestone payments of up to EUR 3.3 million (approximately $4.0 million at June 30, 2010). In April 2010, we acquired a food market business for an upfront purchase price of $8.3 million in cash and potential future milestone payments. These investing activities were partially offset by the receipt of $14.9 million in proceeds from the 2009 sale of an investment in a privately-held company.

In January 2009, we purchased the land and building adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions at our Germantown, Maryland, USA facility for production and administrative space, construction on which began in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities as well as with a $0.7 million loan from the Maryland Department of Business and Economic Development and a $0.3 million grant from the Montgomery County Economic Development Fund. As a condition of the loan, QIAGEN is required to add an additional 90 jobs in Maryland by 2015.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $93.0 million based on the achievement of certain revenue and operating results milestones as follows: $15.6 million in 2010, $15.9 million in 2011, $15.7 million in 2012, $45.8 million payable in any 12-month period from now until 2014 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $93.0 million total contingent obligation, approximately $40.2 million is accrued as of June 30, 2010.

Financing Activities. Financing activities provided $10.1 million in cash for the six months ended June 30, 2010, compared to $11.9 million in the six months ended June 30, 2009. Cash provided during 2010 was primarily due to the issuance of common shares in connection with our equity compensation plans and tax benefits from stock-based compensation, partially offset by capital lease payments.

We have credit lines totaling $160.1 million at variable interest rates, an insignificant amount of which was utilized as of June 30, 2010. We also have capital lease obligations, including interest, in the aggregate amount of $27.7 million, and carry $922.8 million of long-term debt, of which $51.0 million is current as of June 30, 2010. In April 2010, we made the first draw down in the amount of EUR 2.3 million ($2.8 million as of June 30, 2010) under a loan, which can be utilized for up to EUR 12.7 million to finance R&D projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments starting in 2011.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule that began in July 2009. In July 2009 and July 2010, $25.0 million and $50.0 million were repaid, respectively. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. At June 30, 2010, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 2.16%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 3.94%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2009.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currencies of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain on foreign currency transactions in the three month periods ended June 30, 2010 and 2009 was $1.7 million and $2.1 million, respectively, and is included in other income, net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2009. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2010, other than the additional consideration of Variable Interest Entities.

Variable Interest Entities—FASB ASC Topic 810 requires a company to consolidate a variable interest entity in which it holds a variable interest if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. Assessing the requirements of ASC Topic 810 involves subjective judgments. If management’s assumptions with respect to the criteria differ in future periods, and we therefore have to account for these investments under a different method, it could have a material impact to our financial statements.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 8 and 16 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of June 30, 2010 and December 31, 2009.

Contractual Obligations

There were no material changes at June 30, 2010 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2009.

Legal Proceedings

For information on legal proceedings, see Note 14 of the accompanying condensed consolidated financial statements.

While no assurances can be given regarding the outcome of proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $398.4 million in 2005 to $1,009.8 million in 2009. We have made several acquisitions, including our acquisitions of SABiosciences in December 2009, DxS Ltd. in September 2009, Corbett Life Science Pty. Ltd., or Corbett, in July 2008 and Digene Corporation, or Digene, in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began to expand the German facilities for research and development on this new land as well as expand our production space on previously owned land adjacent to existing buildings. This expansion project is expected to continue through 2011. In addition, we are expanding our Germantown, Maryland facility for research, production and administrative space, construction on which began in June 2010 and is expected to continue into 2012. Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of these planned facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies, including our acquisitions of DxS Ltd. in September 2009, SABiosciences in December 2009, Corbett in July 2008 and Digene in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned operations. Acquisitions, including the acquisitions referenced in the previous sentence, expose us to new operating and other risks, including the risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many businesses. A severe or prolonged economic downturn could result in a variety of risks to our business, including, for our business in particular, reductions or delays in planned improvements to the healthcare systems and research funding, or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations and furthermore, as is the case for most other businesses, the following risks:

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severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy, could result in a need to delay capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of June 30, 2010, we owned 158 issued patents in the United States, 122 issued patents in Germany and 598 issued patents in other major industrialized countries. In addition, at June 30, 2010, we had 889 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of Human Papillomavirus, or HPV, -related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Our concentration of a large amount of revenues in a single product or product groups and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

We believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If, going forward, we fail to diversify our product line and customer base for this product, we will continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also be effected by continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV-related molecular diagnostic products and our ability to increase sales of HPV-related molecular diagnostic products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests), and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells, for instance, under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we continually need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer awareness marketing programs, including television advertisements, are used because we believe that a well educated female population will work with their healthcare providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce our sales.

Our competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued conversion of current users of such traditional methods and home-brew tests to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur, if at all.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical and other products. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health, or NIH. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We may encounter delays in receipt, or limits in the amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technology or novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers within the scientific research markets typically do not keep a significant inventory of our products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may be unable to maintain such relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources, and if we fail to coordinate and manage these activities effectively, our business will be adversely affected. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe, Australia and Japan.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on expanding our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by our results of operations. However, as of June 30, 2010, we had outstanding loan facilities of approximately $475.0 million, of which $50.0 million was repaid in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of June 30, 2010 we also had additional long-term debt obligations of $445.0 million, of which $145.0 million will become due in July 2011 and $300.0 million will become due in November 2012. Furthermore, as of June 30, 2010 we have capital lease obligations, including the current portion, of $27.7 million, that expire in various years through 2018. We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may then not be available or, if available, not on terms acceptable to us. If adequate funds are then not available, we may have to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At June 30, 2010, our consolidated balance sheet reflected approximately $1.3 billion of goodwill and approximately $713.7 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles, or U.S. GAAP, generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business and operating results.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to result in the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act, and we plan to apply for FDA clearance as medical devices for additional products in the future. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the United States.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use and they are labeled “For Research Use Only,” or RUO. If the FDA were to disagree with our designation of a product as ROU, we could be forced to stop selling that kit until the appropriate regulatory clearance or approval is obtained.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our Company, could be adversely affected.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

United States civil liabilities may not be enforceable against us.

We are incorporated under Dutch law and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our common shares may have a volatile public trading price.

The market price of our common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the price of our Common Shares has ranged from a high of $23.58 to a low of $12.52 on the Nasdaq, and a high of EUR 15.98 to a low of EUR 10.04 on the Frankfurt Stock Exchange. During the six months ended June 30, 2010, our Common Share prices has ranged from a high of $23.98 to a low of $19.22 and a high of EUR 17.87 and low of EUR 14.67 on the Nasdaq and Frankfurt Stock Exchange, respectively. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of our common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences-related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares should not expect to receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009 or the six months ended June 30, 2010, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our common shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of June 30, 2010, we had outstanding approximately 232.7 million common shares plus approximately 12.2 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 6.9 million were vested. A total of approximately 15.0 million common shares are reserved and available for issuances under our stock plans as of June 30, 2010, including those shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million common shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our general meeting of shareholders on October 11, 2007, our Supervisory Board is entitled to resolve to issue preference shares in case of an intended take-over of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years, and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.